UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934:
For the fiscal year ended December 31, 2019
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934:
For the transition period from             to
Commission File No. 1-9183

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Harley-Davidson Retirement Savings Plan for Salaried Employees
Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees
Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees
Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Harley-Davidson, Inc.
3700 West Juneau Avenue
Milwaukee, Wisconsin 53208

REQUIRED INFORMATION

1.	Not applicable.
2.	Not applicable.
3.	Not applicable.
4.	The Harley-Davidson Retirement Savings Plans (the Plans) are subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Attached hereto are copies of the most recent financial statements and schedule of the Plans prepared in accordance with the financial reporting requirements of ERISA.
Exhibits
23	Consent of Independent Registered Public Accounting Firm

Harley-Davidson Retirement Savings Plans
Financial Statements and Supplemental Schedule
Years Ended December 31, 2019 and 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To Plan Participants and Plan Administrator
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Harley-Davidson Retirement Savings Plan for Salaried Employees, Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees, Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees, and Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees (collectively, the “Harley-Davidson Retirement Savings Plans” or the “Plans”), as of December 31, 2019 and 2018, and the related statements of changes in net assets available for benefits for the years then ended and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plans at December 31, 2019 and 2018, and the changes in their net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plans’ management. Our responsibility is to express an opinion on the Plans’ financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plans in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plans are not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plans’ internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plans’ financial statements. The information in the supplemental schedule is the responsibility of the Plans’ management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Ernst & Young LLP
We have served as the auditor of the Harley-Davidson Retirement Savings Plan for Salaried Employees since at least 1994, but we are unable to determine the specific year.
We have served as the auditor of the Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees since at least 1994, but we are unable to determine the specific year.
We have served as the auditor of the Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees since at least 2002, but we are unable to determine the specific year.
We have served as the auditor of the Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees since at least 2002, but we are unable to determine the specific year.
Milwaukee, Wisconsin
June 12, 2020

Harley-Davidson Retirement Savings Plans
Statements of Net Assets Available for Benefits
December 31, 2019

	Harley-Davidson Retirement Savings Plan for Salaried Employees (Plan No. 002)	Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees (Plan No. 005)	Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees (Plan No. 006)	Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees (Plan No. 008)
Assets
Investment in Harley-Davidson Retirement Savings Plan Master Trust (Note 3)	$775,620,105	$175,459,798	$11,168,115	$90,458,632
Receivables:
Notes receivable from participants	4,991,302	2,635,333	55,091	1,280,335
Company contribution receivable	7,526,913	30,921	—	329,092
	12,518,215	2,666,254	55,091	1,609,427
Net assets available for benefits	$788,138,320	$178,126,052	$11,223,206	$92,068,059
See accompanying notes to financial statements.

Harley-Davidson Retirement Savings Plans
Statements of Net Assets Available for Benefits
December 31, 2018

	Harley-Davidson Retirement Savings Plan for Salaried Employees (Plan No. 002)	Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees (Plan No. 005)	Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees (Plan No. 006)	Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees (Plan No. 008)
Assets
Investment in Harley-Davidson Retirement Savings Plan Master Trust (Note 3)	$642,096,582	$168,663,268	$15,930,040	$77,103,849
Receivables:
Notes receivable from participants	5,585,002	2,936,563	446,083	1,559,483
Company contribution receivable	6,616,857	28,165	4,943	65,097
	12,201,859	2,964,728	451,026	1,624,580
Net assets available for benefits	$654,298,441	$171,627,996	$16,381,066	$78,728,429
See accompanying notes to financial statements.

Harley-Davidson Retirement Savings Plans
Statements of Changes in Net Assets Available for Benefits
Year Ended December 31, 2019

	Harley-Davidson Retirement Savings Plan for Salaried Employees (Plan No. 002)	Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees (Plan No. 005)	Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees (Plan No. 006)	Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees (Plan No. 008)
Additions:
Income:
Investment income of Harley-Davidson Retirement Savings Plan Master Trust (Note 3)	$144,902,256	$31,842,828	$2,754,023	$15,971,284
Interest on notes receivable from participants	292,261	155,910	14,787	77,875
	145,194,517	31,998,738	2,768,810	16,049,159
Contributions:
Participant	30,338,140	5,789,896	371,927	3,520,381
Participant rollovers	4,928,925	95,136	—	106,766
Company	19,522,713	785,576	58,419	1,457,601
	54,789,778	6,670,608	430,346	5,084,748
	199,984,295	38,669,346	3,199,156	21,133,907
Deductions:
Benefit payments and withdrawals	66,057,177	31,810,692	8,366,213	7,764,810
Administrative expenses	289,351	88,577	28,414	61,766
	66,346,528	31,899,269	8,394,627	7,826,576
Net increase (decrease) prior to transfers	133,637,767	6,770,077	(5,195,471)	13,307,331
Transfers from (to) other Plans	202,112	(272,021)	37,611	32,299
Net increase (decrease)	133,839,879	6,498,056	(5,157,860)	13,339,630
Net assets available for benefits at beginning of year	654,298,441	171,627,996	16,381,066	78,728,429
Net assets available for benefits at end of year	$788,138,320	$178,126,052	$11,223,206	$92,068,059
See accompanying notes to financial statements.

Harley-Davidson Retirement Savings Plans
Statements of Changes in Net Assets Available for Benefits
Year Ended December 31, 2018

	Harley-Davidson Retirement Savings Plan for Salaried Employees (Plan No. 002)	Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees (Plan No. 005)	Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees (Plan No. 006)	Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees (Plan No. 008)
Additions:
Income:
Interest on notes receivable from participants	$296,069	$155,048	$31,188	$82,282
	296,069	155,048	31,188	82,282
Contributions:
Participant	28,791,717	5,882,226	1,153,840	2,808,157
Participant rollovers	3,463,327	225,921	12,141	1,351
Company	18,125,728	796,963	186,349	942,108
	50,380,772	6,905,110	1,352,330	3,751,616
	50,676,841	7,060,158	1,383,518	3,833,898
Deductions:
Investment loss of Harley-Davidson Retirement Savings Plan Master Trust (Note 3)	59,324,410	14,465,186	1,498,478	7,144,796
Benefit payments and withdrawals	46,092,961	12,737,543	2,539,217	4,189,313
Administrative expenses	278,395	88,654	28,812	60,554
	105,695,766	27,291,383	4,066,507	11,394,663
Net decrease prior to transfers	(55,018,925)	(20,231,225)	(2,682,989)	(7,560,765)
Transfers from (to) other Plans	184,022	(184,022)	(1,776)	1,776
Net decrease	(54,834,903)	(20,415,247)	(2,684,765)	(7,558,989)
Net assets available for benefits at beginning of year	709,133,344	192,043,243	19,065,831	86,287,418
Net assets available for benefits at end of year	$654,298,441	$171,627,996	$16,381,066	$78,728,429
See accompanying notes to financial statements.

Harley-Davidson Retirement Savings Plans
Notes to Financial Statements
1. Description of Plans
The accompanying financial statements include the employee retirement savings plans of Harley-Davidson, Inc. and its subsidiaries (collectively, the Company) that participate in the Harley-Davidson Retirement Savings Plan Master Trust (the Master Trust).
The following description of the Harley-Davidson Retirement Savings Plan for Salaried Employees, the Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees, the Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees, and the Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees (each a Plan, and collectively, the Harley-Davidson Retirement Savings Plans, or the Plans) provides only general information. Participants should refer to the applicable Plan document for a more complete description of each Plan’s provisions. The Plans are subject to and comply with the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Retirement Plans Committee is responsible for oversight of the Plans and determines the appropriateness of the Plans’ investment offerings and monitors investment performance.
The purpose of the Plans is to encourage eligible employees to regularly save part of their earnings and to assist them in accumulating additional financial security for their retirement. The Plans provide for both participant contributions and Company contributions to be held in a trust by an independent trustee for the benefit of participating employees. All Plan investments are held in the Master Trust. The trustee is Fidelity Management Trust Company. Fidelity Workplace Services LLC is the record-keeper for the Plans. Harley-Davidson Motor Company Group, LLC is the plan sponsor for the Plans.
General
Harley-Davidson Retirement Savings Plan for Salaried Employees
The Harley-Davidson Retirement Savings Plan for Salaried Employees (SSP) is a defined contribution plan that covers salaried employees of Harley-Davidson, Inc.; Harley-Davidson Motor Company Group, LLC; Harley-Davidson Motor Company, Inc.; Harley-Davidson Motor Company Operations, Inc.; H-D U.S.A., LLC; Harley-Davidson Dealer Systems, Inc.; Harley-Davidson Financial Services, Inc., and (effective April 1, 2019) StaCyc, Inc. meeting minimum eligibility requirements.
Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees
The Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees (WHSP) is a defined contribution plan that covers hourly employees of the Harley-Davidson Motor Company Operations, Inc. Milwaukee area and Tomahawk plants, subject to a collective bargaining agreement and meeting minimum eligibility requirements.
Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees
The Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees (KCSP) is a defined contribution plan that covers former hourly employees of the Harley-Davidson Motor Company Operations, Inc. Kansas City plant, subject to certain collective bargaining agreements and meeting minimum eligibility requirements.
On January 25, 2018, the Board of Directors of the Company approved a plan to further improve its manufacturing operations and cost structure by commencing a multi-year manufacturing optimization plan anchored by the consolidation of its motorcycle assembly plant in Kansas City, Missouri into its plant in York, Pennsylvania. The Company implemented the optimization plan in 2018 and it was completed in 2019. The consolidation resulted in the termination of the majority of active participants in the KCSP.
Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees
The Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees (YSP) is a defined contribution plan that covers hourly employees of the Harley-Davidson Motor Company Operations, Inc. York plant, subject to a collective bargaining agreement and meeting minimum eligibility requirements.

Contributions
Participants may defer a portion of their compensation on a pre-tax basis through contributions to the Plans. The Plans also allow participants to make after-tax basis Roth contributions and in-plan Roth conversions. The maximum amount that participants may defer and contribute to the Plans is determined from time to time by the plan sponsor and is subject to limitations under the Internal Revenue Code (the Code). Rollover contributions to the Plans are permitted under certain circumstances, as defined in the applicable Plan’s documents. Participants who attain age 50 before the end of the applicable plan year are eligible to make additional elective deferrals (catch-up contributions), subject to Internal Revenue Service (IRS) limits. Employees are automatically enrolled in the applicable Plan unless they affirmatively opt out.
Harley-Davidson Retirement Savings Plan for Salaried Employees
The SSP allows for Company matching contributions. Depending on the participant’s date of hire and/or employment location, the matching contributions are in the form of Harley-Davidson, Inc. common stock or cash and range up to $0.50 or $0.75 per dollar of participant contributions. During 2019 and 2018, matching contributions were made in common stock for all participants other than those at Harley-Davidson Financial Services, Inc. which were made in cash. The matching contributions apply only to participant contributions up to 6% of a participant’s eligible compensation. Participants who do not participate in the Harley-Davidson Retirement Plan (qualified pension plan) during the same period, receive an employer retirement cash contribution of 2% or 4% of their eligible pay, depending on the participant’s date of hire and/or employment location. The employer retirement cash contribution is made regardless of the employee’s contribution in the SSP or Company performance.
Upon termination of employment, the non-vested portion of the participant’s account, as defined by the SSP, represents a forfeiture. As of December 31, 2019 and 2018, forfeited non-vested accounts totaled $583,976 and $448,349, respectively. Total employer retirement cash contributions to the SSP for the years ended December 31, 2019 and 2018, of $7,729,616 and $6,941,654, respectively, were reduced by forfeited non-vested accounts of $652,600 and $740,958, respectively.
Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees
The WHSP allows for Company matching contributions in Harley-Davidson, Inc. common stock up to $0.25 per dollar of participant contributions. The matching contributions apply only to participant contributions up to 6% of a participant’s eligible compensation. Effective April 1, 2019, WHSP was amended and provided that participants who do not participate in the Harley-Davidson Retirement Plan (qualified pension plan), receive an employer retirement cash contribution of 2% of eligible pay which is made regardless of the employee’s contribution to the WHSP or Company performance.
Upon termination of employment, the non-vested portion of the participant’s account, as defined by the WHSP, represents a forfeiture. As of December 31, 2019 and 2018, forfeited non-vested accounts totaled $40,929 and $12,602, respectively. Total employer retirement cash contributions to the WHSP for the year ended December 31, 2019 of $20,108 were reduced by forfeited non-vested accounts of $20,108.
 Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees
The KCSP allows for Company matching contributions in Harley-Davidson, Inc. common stock up to $0.25 per dollar of participant contributions. The matching contributions apply only to participant contributions up to 6% of a participant’s eligible compensation.
Upon termination of employment, the non-vested portion of the participant’s account, as defined by the KCSP, represents a forfeiture. As of December 31, 2019 and 2018, forfeited non-vested accounts totaled $11,175 and $19,244, respectively.
Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees
The YSP allows for Company matching contributions in Harley-Davidson, Inc. common stock up to $0.50 per dollar of participant contributions. The matching contributions apply only to participant contributions up to 6% of a participant’s eligible compensation. Participants who do not participate in the Harley-Davidson Retirement Plan (qualified pension plan), receive an employer retirement cash contribution of 2% of eligible pay which is made regardless of the employee’s contribution to the YSP or Company performance.
Upon termination of employment, the non-vested portion of the participant’s account, as defined by the YSP, represents a forfeiture. As of December 31, 2019 and 2018, forfeited non-vested accounts totaled $32,437 and $34,009, respectively.

Total employer retirement cash contributions to the YSP for the years ended December 31, 2019 and 2018, of $331,427 and $76,464 were reduced by forfeited non-vested accounts of $45,000 and $56,997, respectively.
Participants’ Accounts
Separate accounts are maintained for each participant. The account balances are adjusted on a daily basis for participants’ contributions, Company contributions, rollover contributions, net investment income (losses), loan fees and other administrative expenses, and distributions of participants’ benefits or withdrawals. Participants have the option of investing their contributions in one or any combination of the available investment funds, which includes a self-directed brokerage account feature. The Plans are intended to satisfy the requirements under Section 404(c) of ERISA and, therefore, provide that participants may choose to direct their contributions and/or all or part of their account balances among any of their respective Plan’s investment alternatives daily. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in 100% of their contributions and earnings thereon. Participants vest 100% in Company contributions after completing three years of vesting service, with at least 1,000 hours of service in each year. Participants are 100% vested in their proportionate share of any dividends received by the Plans on the shares of Harley-Davidson, Inc. common stock held by the Plans in the Harley-Davidson, Inc. Common Stock Fund.
Participants who terminate due to death, disability, or retirement immediately become 100% vested in their entire account.
Effective January 29, 2018, the KCSP was amended to fully vest the accounts of participants affected by the closure of the Kansas City facility. Participants who terminated employment on or after January 29, 2018 will be 100% vested in the account, without regard to the years of vesting service completed prior to termination of employment.
Payments of Benefits and Withdrawals
For payments made upon retirement, death, disability, or termination of employment, the balance in a participant’s account is paid to the participant or beneficiary in a lump sum, periodic payments (in certain instances), or other form of payment as allowed under the Plans.
Participants may not withdraw (prior to retirement, death, disability, or termination of employment) any portion of their account pertaining to contributions made under provisions of Section 401(k) of the Code, except for financial hardships, as defined in the Code, or after the participant attains age 59 1/2 or becomes disabled, as defined by the Social Security Administration. The permissible in-service withdrawals are from participant contributions.
Participant Employee Stock Ownership Plan Dividend Election Rights
The portion of the Plans that are at any time invested in Harley-Davidson, Inc. common stock held in the Harley-Davidson, Inc. Common Stock Fund shall be considered an employee stock ownership plan under Section 4975(e)(7) of the Code. Each participant or beneficiary may elect to have their proportionate share of the Harley-Davidson, Inc. common stock dividends paid to them as cash or reinvested in the Harley-Davidson, Inc. Common Stock Fund.
Notes Receivable from Participants
Participants may borrow up to 50% of their vested account balances, not to exceed $50,000. A borrower may request a loan only if the borrower’s vested Plan account balance is at least $2,000, and the minimum loan amount shall be $1,000. Loans are not permitted from Company matching contributions or employer retirement contributions regardless of vesting status. Loans bear interest at a rate commensurate with that charged by commercial lenders for similar loans. The term of the loan cannot exceed five years (ten years in the case of a home purchase).
Administrative Expenses
Most administrative expenses are paid by the Plans unless otherwise paid by the Company. Loan application and service fees are paid directly by participants. Expenses paid by the Company are excluded from these financial statements. Investment related expenses are included in the net appreciation (depreciation) of fair value of investments.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plans to terminate the Plans subject to the provisions of ERISA, and for the WHSP and YSP, the applicable collective bargaining agreements. In the event of plan termination, participants will become fully vested in their accounts.
2. Summary of Significant Accounting Policies
Basis of Accounting and Use of Estimates
The accompanying financial statements of the Plans have been prepared on the accrual basis of accounting.
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
All investment assets held by the Master Trust are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). See Note 4 for further discussion and disclosures related to fair value measurement. The Master Trust is an arrangement that provides for the collective investment of the assets of the Plans (see Note 3).
Purchases and sales of specific Master Trust investments are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date.
Risks and Uncertainties
The Plans invest in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Notes Receivable From Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2019 or 2018. If a participant ceases to make loan repayments, the plan sponsor will deem the participant loan to be a distribution in accordance with applicable legal requirements, and the participant’s account balance will be reduced at the earliest permitted date.
Payment of Benefits
Benefits are recorded when paid.
New Accounting Pronouncements
In February 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2017-06, Plan Accounting: Defined Benefit Pensions Plans (Topic 960); Defined Contribution Pension Plans (Topic 962); Health and Welfare Benefit Plans (Topic 965): Employee Master Trust Reporting. The amendments in ASU No. 2017-06 clarified presentation requirements for a plan's interest in a master trust. Management has adopted the provisions of this new standard for the year ended December 31, 2019, and applied it retrospectively, in accordance with the adoption guidance. See Note 3 for the disclosures regarding the participating plans’ interest in the Master Trust.

In July 2018, the FASB issued ASU 2018-09, Codification Improvements, which, among other things, amended an illustrative example of a fair value hierarchy disclosure to indicate that a certain type of investment should not always be considered to be eligible to use the net asset value per share practical expedient. Also, it further clarified that an entity should evaluate whether a readily determinable fair value exists or whether its investments qualify for net asset value per share practical expedient in accordance with ASC 820, Fair Value Measurement. Management has determined that the Plan’s common collective trust funds (CCTs) have a readily determinable fair value, and has adopted the provisions of this new standard for the year ended December 31, 2019. The ASU has been applied prospectively, in accordance with the adoption guidance. Adoption of the amended guidance affected the fair value disclosures, but did not change the fair value measurement of the investments.
Subsequent Events
Effective January 1, 2020, the SSP and the YSP were amended to provide employer matching contributions in cash, to be allocated and invested in accordance with the Participant’s investment election, or absent an investment election, in an age-appropriate target date or other default fund.
WHSP was amended effective January 1, 2020 and increased the Company matching contribution to $0.50 per dollar of the first 6% of participant contributions. The amendment also allows for the payment to be made in the form of cash or common stock.
On March 27, 2020, the Coronavirus Aid, Relief and Economic Security (“CARES”) Act was enacted and signed into law. Certain provisions of the CARES Act eliminate the need for terminated employees to take a required minimum distribution in calendar year 2020. The CARES Act permits plan sponsors to provide qualified individuals up to an additional year to repay plan loans and allows participants to take qualified distributions of up to $100,000 without penalty and pay associated taxes over a three-year period.
3. Master Trust
The purpose of the Master Trust is the collective investment of assets of the participating Plans. Each participating Plan’s interest in the Master Trust is based on account balances of the participants and their elected investment options. The Master Trust assets are allocated among the participating Plans by assigning to each Plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all Plans, in proportion to the fair value of the assets assigned to each Plan, income, losses, and expenses resulting from the collective investment of the assets of the Master Trust.
Investment income, losses, and administrative expenses related to the Master Trust are allocated to the individual participating Plans daily based on each participant’s account balance within each investment fund option.
A summary of the Master Trust’s net assets and the Plans' interest in the Master Trust balances as of December 31, 2019 and 2018, is as follows:

	2019
	Harley-Davidson SSP (Plan No. 002)	Harley-Davidson WHSP (Plan No. 005)	Harley-Davidson KCSP (Plan No. 006)	Harley-Davidson YSP (Plan No. 008)	Total Master Trust Balances
Investments at fair value:
Common collective trust funds	$550,733,860	$115,914,885	$8,867,750	$65,778,356	$741,294,851
Mutual funds	110,935,396	17,164,910	731,297	8,119,654	136,951,257
Brokerage accounts	23,441,962	11,497,253	517	3,340,632	38,280,364
Money market fund	33,082,323	18,111,697	578,293	3,949,709	55,722,022
Harley-Davidson, Inc. Common Stock Fund	57,426,564	12,771,053	990,258	9,270,281	80,458,156
Net assets of the Master Trust	$775,620,105	$175,459,798	$11,168,115	$90,458,632	$1,052,706,650

	2018
	Harley-Davidson SSP (Plan No. 002)	Harley-Davidson WHSP (Plan No. 005)	Harley-Davidson KCSP (Plan No. 006)	Harley-Davidson YSP (Plan No. 008)	Total Master Trust Balances
Investments at fair value:
Common collective trust funds	$431,011,222	$105,145,923	$12,060,979	$54,036,614	$602,254,738
Mutual funds	109,254,410	19,020,331	1,599,574	7,983,711	137,858,026
Brokerage accounts	15,874,269	10,960,793	67,491	3,066,794	29,969,347
Money market fund	33,275,605	20,152,124	738,637	3,775,803	57,942,169
Harley-Davidson, Inc. Common Stock Fund	52,681,076	13,384,097	1,463,359	8,240,927	75,769,459
Net assets of the Master Trust	$642,096,582	$168,663,268	$15,930,040	$77,103,849	$903,793,739
Investment income and losses have been allocated among the Plans based on the respective participants’ interest, adjusted for other income and losses. Investment income (loss) generated by the investments of the Master Trust for the years ended December 31, 2019 and 2018, is as follows:

	2019	2018
Interest and dividend income	$9,464,481	$15,269,726
Net appreciation (depreciation) in fair value of investments	186,005,910	(97,702,596)
Investment income (loss) of the Master Trust	$195,470,391	$(82,432,870)
The net assets of the Harley-Davidson, Inc. Common Stock Fund consisted of the following as of December 31, 2019 and 2018:

	2019	2018
Harley-Davidson, Inc. common stock	$79,837,930	$75,048,543
Money market fund	724,594	734,299
Other payable	(104,368)	(13,383)
Net assets of the Harley-Davidson, Inc. Common Stock Fund	$80,458,156	$75,769,459
4. Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:
Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.
Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
•Quoted prices for similar assets and liabilities in active markets
•Quoted prices for identical or similar assets or liabilities in markets that are not active
•Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)
•Inputs that are derived principally from or corroborated by observable market data by correlation or other means
Level 3 – Unobservable inputs for assets or liabilities (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumption about risk).
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level of input that is significant to the fair value measure in its entirety.

The following is a description of the valuation techniques and inputs used for each general type of investment as of December 31, 2019 and 2018, for the Master Trust’s assets measured at fair value:
Common collective trust funds – Valued at the NAV of units of a collective trust, which is the basis for current transactions and readily available to current investors. The NAV is based on the fair value of the underlying assets held by the fund less its liabilities. Participant transactions (purchases and sales) may occur daily. Were the Plans to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.
Mutual funds – Valued at quoted market prices, which represent the net asset value (NAV) of shares held at year-end.
Brokerage accounts – These are participant self-directed investments which consist primarily of common stock, mutual funds, and money market funds. The valuation techniques and inputs for each of these investments are described below.
Money market funds – Valued at cost, which approximates the fair value of the NAV of shares held at year-end.
Harley-Davidson, Inc. Common Stock Fund – The fund is tracked on a unitized basis. The fund consists of Harley-Davidson, Inc. common stock and funds held in a money market fund sufficient to meet the fund’s daily cash needs and other miscellaneous assets and liabilities. Unitizing the fund allows for daily trades. The fair value of a unit is based on the combined fair value of Harley-Davidson, Inc. common stock (closing price in an active market on which the securities are traded), the NAV of the money market fund, and other miscellaneous assets and liabilities held by the fund at year-end.
Common stocks – Valued at the closing price reported on the active market on which the individual securities are traded.
The following tables set forth by level, within the fair value hierarchy, the Master Trust’s assets measured at fair value as of December 31, 2019 and 2018. There were no Master Trust assets measured at fair value within level 2 or level 3 in the fair value hierarchy as of December 31, 2019 and 2018.

	Assets at Fair Value as of December 31, 2019
	Level 1	Total
Common collective trust funds	$741,294,851	$741,294,851
Mutual funds	136,951,257	136,951,257
Brokerage accounts	38,280,364	38,280,364
Money market funds	55,722,022	55,722,022
Harley-Davidson, Inc. Common Stock Fund	80,458,156	80,458,156
	$1,052,706,650	$1,052,706,650

	Assets at Fair Value as of December 31, 2018
	Level 1	Total
Mutual funds	$137,858,026	$137,858,026
Brokerage accounts	29,969,347	29,969,347
Money market fund	57,942,169	57,942,169
Harley-Davidson, Inc. Common Stock Fund	75,769,459	75,769,459
	$301,539,001	$301,539,001
Common collective trust funds measured at net asset value as a practical expedient:
Life cycle funds(a)		286,018,086
Index funds(b)		123,237,697
Large-cap blend fund(c)		128,067,333
Fixed income funds(d)		39,169,584
Small-cap blend fund(e)		25,762,038
		$903,793,739

(a)This category of funds includes investments that are broadly diversified across global asset classes designed to remain appropriate based on a targeted retirement date. These common/collective trust funds share the common goal of gradually becoming more conservative over time. There are currently no redemption restrictions on these collective trusts.
(b)The investment strategy of these funds is to approximate the risk and return characteristics of an underlying index. There are currently no redemption restrictions on these collective trusts.
(c)The investment strategy of this fund is to invest in companies whose value is not fully recognized by the public, focusing on both growth and value stocks. Underlying investments primarily include equities. There are currently no redemption restrictions on this collective trust.
(d)This category of funds includes investments in fixed income U.S. Treasury Inflation-Protected Securities that provide a guaranteed return of principal linked to the rate of U.S. inflation. There are currently no redemption restrictions on these collective trusts.
(e)The investment strategy of this fund is to seek stocks that are attractively valued and have improving business prospects, but also control exposure to risk factors that could cause volatility. Underlying investments include equities. There are currently no redemption restrictions on this collective trust.
5. Related Party and Parties-in-Interest Transactions
Certain investments are shares of common collective trust funds and money market funds managed by the trustee, and therefore, these transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. Fees for certain administrative expenses are generally paid by the Company. The Master Trust also holds investments in Harley-Davidson, Inc. common stock. Transactions in Harley-Davidson, Inc. common stock are party-in-interest transactions under the provisions of ERISA.
As of December 31, 2019 and 2018, the Master Trust held 2,146,758 and 2,199,547 shares, respectively, of common stock of Harley-Davidson, Inc., the sponsoring employer, with a fair value of $79,837,930 and $75,048,544, respectively. During the years ended December 31, 2019 and 2018, dividends on Harley-Davidson, Inc. common stock held in the Master Trust’s Harley-Davidson, Inc. Common Stock Fund were paid and/or credited to eligible Plan participants’ accounts in the amounts of $3,240,405 and $3,127,009, respectively.
6. Tax Status
The SSP has received a determination letter from the IRS dated May 11, 2017, and the YSP, KCSP and WHSP have received determination letters from the IRS dated March 30, 2017, stating that each Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plans were amended and the SSP was restated. Once qualified, the Plans are required to operate in conformity with the Code to maintain their qualified status. The plan sponsor believes the Plans are being operated in compliance with the applicable requirements of the Code and therefore believes the Plans, as amended, including the SSP as amended and restated, are qualified and the related trust is tax-exempt.
U.S. GAAP requires plan management to evaluate tax positions taken by the Plans and recognize a tax liability if the Plans have taken an uncertain position that more likely than not would be sustained upon examination by the IRS. The plan sponsor has analyzed the tax positions taken by the Plans and has concluded that there are no uncertain positions taken or expected to be taken. The Plans have recognized no interest or penalties related to uncertain tax positions. The Plans are subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Harley-Davidson Retirement Savings Plans
EIN #39-1805420
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2019

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investments, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
Harley-Davidson Retirement Savings Plan for Salaried Employees (Plan No. 002) Various participants*	Notes receivable from participants, 4.25% to 6.50%, maturing at various dates through 2029, collateralized by applicable participants’ account balances	$4,991,302
Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees (Plan No. 005) Various participants*	Notes receivable from participants, 4.25% to 9.25%, maturing at various dates through 2029, collateralized by applicable participants’ account balances	$2,635,333
Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees (Plan No. 006) Various participants*	Notes receivable from participants, 4.25% to 6.50%, maturing at various dates through 2024, collateralized by applicable participants’ account balances	$55,091
Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees (Plan No. 008) Various participants*	Notes receivable from participants, 4.25% to 9.25%, maturing at various dates through 2028, collateralized by applicable participants’ account balances	$1,280,335

*	Represents a party-in-interest.

Exhibit Index

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plans) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Harley-Davidson
Retirement Savings Plan for Salaried Employees

Date: June 12, 2020	By:	/s/ Perry A. Glassgow

Perry A. Glassgow
Administrative Committee Member

Harley-Davidson
Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees

Date: June 12, 2020	By:	/s/ Perry A. Glassgow

Perry A. Glassgow
Administrative Committee Member

Harley-Davidson
Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees

Date: June 12, 2020	By:	/s/ Perry A. Glassgow

Perry A. Glassgow
Administrative Committee Member

Harley-Davidson
Retirement Savings Plan for York Hourly Bargaining Unit Employees

Date: June 12, 2020	By:	/s/ Perry A. Glassgow

Perry A. Glassgow
Administrative Committee Member